September 18, 2008

The United States Securities and Exchange Commission
100 F Street NE
Washington. D.C. 20549

Attention: Mr. Andrew Mew

Dear Sir,

By way of response to your comment received on September 5 2008, pertaining to Note 16 (Differences Between Generally Accepted Accounting Principles in Canada and the United States of America) found in Dittybase’s August 15 2008 20F filing.

Under the section pertaining to Uncertainties within Operating and Financial Review and Prospects regarding the Canadian Copyright Board Tariff 22, we wish to clarify that in fact the 10% "holding" on Tariff 22 amounts have been “accrued” and that the effect of the new Tariff 22A is unknown at this time.

We hope this clarification meets with your approval.

As requested we make the following acknowledgement:

  Dittybase Technologies Inc is responsible for the adequacy and accuracy of the disclosures found in its filings.
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
  Dittybase Technologies Inc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“Blake Fallis”

Blake Fallis
VP Corporate Development
Dittybase Technologies Inc